SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

CATALYST BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14888D 109

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

47 Thorndike Street, Suite B1-1

Cambridge, MA 02141

617-252-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D 109	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

[1]	This Schedule 13D is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 14888D 109	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 14888D 109	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 14888D 109	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,246 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,028
	8	SHARED VOTING POWER 71,246 (See Item 5 herein)
	9	SOLE DISPOSITIVE POWER 1,028
	10	SHARED DISPOSITIVE POWER 71,246 (See Item 5 herein)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,274 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 10 of 12 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.001 per share (the “Common Stock”) of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2015 (“Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full.

Item 5. Interest in Securities of the Issuer.

Each of Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the Managing Directors of HCP VIII LLC, the General Partner of HCPVIII, which is the General Partner of HCVVIII, the record holder of the Common Stock.

(a)        HCVVIII directly beneficially owns 71,246 post-split shares of the Common Stock of the Issuer consisting of (i) 69,401 shares of Common Stock of the Issuer, and (ii) warrants to purchase 1,845 shares of Common Stock of the Issuer that are exercisable within 60 days of the date of the event requiring this filing (the “Warrants”). HCP VIII LLC, as the General Partner of HCPVIII and, HCPVIII as the General Partner of HCVVIII, the registered owner of the shares of Common Stock, may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer and the Warrants owned by HCVVIII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor, as the Managing Directors of HCP VIII LLC may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer and the Warrants owned by HCVVIII.

In addition, Mr. Lawlor beneficially owns options to purchase 1,028 shares of the Common Stock of the Issuer that are exercisable within 60 days of the date of event requiring this filing.

Based upon (i) 4,260,561 shares of Common Stock of the Issuer outstanding as of May 4, 2017 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017 as filed with the SEC on May 11, 2017 (the “10-Q”), and (ii) 1,845 shares of Common Stock of the Issuer issuable upon the exercise of the Warrants directly beneficially held by HCVVIII, the 71,246 shares of Common Stock of the Issuer held by each of HCVVIII, HCP VIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner and Littlechild represents approximately 1.7% of the Issuer’s outstanding Common Stock.

Based upon (i) 4,260,561 shares of Common Stock of the Issuer outstanding as reported in the 10-Q, (ii) 1,845 shares of Common Stock of the Issuer issuable upon the exercise of the Warrants directly beneficially held by HCVVIII, and (iii) the options to purchase 1,028 shares of the Common Stock of the Issuer that are exercisable within 60 days of the date of event requiring this filing, the 72,274 shares of Common Stock of the Issuer held by Mr. Lawlor represents approximately 1.7% of the Issuer’s outstanding Common Stock.

(b) HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 71,246 shares of Common Stock of the Issuer owned by HCVVIII. Mr. Lawlor has the sole power to vote and direct the vote and to dispose of and direct the disposition of the 1,028 shares of Common Stock underlying the options held directly by him.

(c)       Not Applicable.

(d)       Not Applicable.

(e)       The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on April 12, 2017 as a result of the issuance of additional shares of Common Stock on that date.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

CUSIP No. 14888D 109	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2018	HealthCare Ventures VIII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VIII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2018	HealthCare Partners VIII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2018	HealthCare Partners VIII, LLC
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor

CUSIP No. 14888D 109	13D	Page 12 of 12 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Catalyst Biosciences, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

February 9, 2018	HealthCare Ventures VIII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VIII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2018	HealthCare Partners VIII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2018	HealthCare Partners VIII, LLC
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

February 9, 2018	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor